Exhibit 99.1

March 3, 2010

Mr. W. Russell Scheirman, II

VAALCO Gabon (Etame), Inc.

4600 Post Oak Place, Suite 309

Houston, Texas 77027

Dear Mr. Scheirman:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2009, to the VAALCO Gabon (Etame), Inc. (referred to herein as “VAALCO”) interest in certain oil and gas properties located in Avouma/South Tchibala, Ebouri, and Etame Fields, offshore Gabon. It is our understanding that the proved reserves estimated in this report constitute approximately 99.97 percent of all proved reserves owned by VAALCO. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for VAALCO’s use in filing with the SEC.

We estimate the oil reserves and future net revenue to the VAALCO interest in these Gabon properties, as of December 31, 2009, to be:

	Oil Reserves		Future Net Revenue (M$)
Category	Gross (MBBL)	Net(1) (MBBL)	Total	Present Worth at 10%
Proved Developed Producing	16,621.2	4,198.0	64,481.0	59,529.3
Proved Developed Non-Producing	2,444.2	592.7	10,573.6	9,724.0
Proved Undeveloped	10,827.5	2,568.6	45,505.6	33,175.1

Total Proved	29,892.9	7,359.3	120,560.2	102,428.3

Totals may not add because of rounding.

(1)	Net reserves are prior to deductions for “income tax barrels”.

The oil reserves shown include crude oil only. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Produced gas is flared or consumed in field operations. Revenue estimates are expressed in thousands of United States dollars (M$).

The estimates shown in this report are for proved reserves. As requested, probable and possible reserves that exist for these properties have not been included. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

The contractors’ share of production is calculated pursuant to the provisions of the production sharing contract for the Etame Marine permit that includes Avouma/South Tchibala, Ebouri, and Etame Fields. Included are determinations of cost oil incorporating the unrecovered cost pool, as of December 31, 2009, and estimated cost-recoverable items scheduled to be purchased in the future. Also included are determinations of profit oil based on estimated future oil producing rates.

As requested, our estimates of net reserves are prior to deductions for the portion of the government’s share of the profit oil required for payment of VAALCO’s Gabon income taxes, referred to as “income tax barrels”. These income tax volumes have been calculated as the government’s share of profit oil multiplied by VAALCO’s working interest, net of government participation.

Future gross revenue to the VAALCO interest is after deducting all production sharing revenue paid to the Gabon government. Future net revenue is after deductions for future capital costs, operating expenses, production taxes, abandonment costs, and credits for state reimbursement but before consideration of United States federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment but do include VAALCO’s estimates of the costs to abandon the wells, platforms, and production facilities.

The oil price used in this report is based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. The average Brent crude oil price of $60.40 per barrel is adjusted for quality, transportation fees, and a regional price differential. The adjusted oil price of $56.64 per barrel is held constant throughout the lives of the properties.

Costs for the floating production, storage, and offloading vessel and well operating costs used in this report were provided by VAALCO, the operator of the properties. These costs include the overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred offshore Gabon. Headquarters general and administrative overhead expenses of VAALCO are included to the extent that they are covered under joint operating agreements. Operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. A substantial portion of these reserves are for undeveloped locations. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The contractual rights to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from VAALCO, other interest owners, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (SCOTT) REES III
C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By:	/s/ DEREK F. NEWTON	By:	/s/ DAVID E. NICE
	Derek F. Newton, P.E. 97689 Vice President		David E. Nice, P.G. 346 Vice President

Date Signed: March 3, 2010		Date Signed: March 3, 2010

March 5, 2010

Mr. W. Russell Scheirman, II

VAALCO Energy, Inc.

4600 Post Oak Place, Suite 309

Houston, Texas 77027

Dear Mr. Scheirman:

In accordance with your request, we have estimated the proved developed producing reserves and future revenue, as of December 31, 2009, to the VAALCO Energy, Inc. (VAALCO) interest in certain oil and gas properties located in Texas and federal waters in the Gulf of Mexico, as listed in the accompanying tabulations. It is our understanding that the proved reserves estimated in this report constitute less than 1 percent of all proved reserves owned by VAALCO. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for VAALCO’s use in filing with the SEC.

We estimate the net reserves and future net revenue to the VAALCO interest in these United States properties, as of December 31, 2009, to be:

	Net Reserves		Future Net Revenue ($)
Category	Oil (Barrels)	Gas (MCF)	Total	Present Worth at 10%
Proved Developed Producing	4,094	22,763	108,800	89,500

The oil reserves shown include crude oil only. Oil volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing reserves. No study was made to determine whether proved developed non-producing, proved undeveloped, probable, or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the VAALCO interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes and operating expenses but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. Also, our estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.87 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of VAALCO. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of VAALCO are not included. Lease and well operating costs are held constant throughout the lives of the properties.

We have made no investigation of potential gas volume and value imbalances resulting from over delivery or under delivery to the VAALCO interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on VAALCO receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, or changes in regulations.

For the purposes of this report, we used technical and economic data including, but not limited to, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, such as performance analysis, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from VAALCO, public data sources, and the nonconfidential files of NSAI and were accepted as accurate. Supporting geoscience, field performance, and work data are on file in our office. The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-002699

By:	/s/ C.H. (SCOTT) REES III
C.H. (Scott) Rees III, P.E. Chairman and Chief Executive Officer

By:	/s/ DEREK F. NEWTON
Derek F. Newton, P.E. 97689 Vice President

Date Signed: March 5, 2010